Issuer Free Writing Prospectus, dated November 14, 2012
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated November 14, 2012
Registration Statement No. 333-182824

Final Terms and Conditions

Issuer:	HCP, Inc.
Title of Securities:	2.625% Senior Notes due 2020
Anticipated Ratings:*	Baa2/BBB+/BBB+ (Moody’s/S&P/Fitch)
Size:	$800,000,000
Maturity Date:	February 1, 2020
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2013
Trade Date:	November 14, 2012
Settlement Date:	November 19, 2012 (T+3)
Benchmark Treasury:	1.25% due October 2019
Benchmark Treasury Price/Yield:	101-18/1.017%
Spread to Benchmark Treasury:	+ 165 basis points
Yield to Maturity:	2.667%
Coupon:	2.625% per year accruing from November 19, 2012
Price to Public:	99.729%, plus accrued interest, if any
Make-Whole Call:	+ 25 basis points; however, at par on and after 90 days preceding the stated maturity date
Use of Proceeds:

We intend to use the net proceeds from this offering to repay $600 million currently outstanding on our bank line of credit, which borrowings were used to fund a portion of the purchase price of the Acquisition (as defined in the Preliminary Prospectus Supplement). We intend to use any additional proceeds raised in this offering for general corporate purposes that may include repayment of indebtedness (which may include up to $150 million of our 5.625% Medium-Term Notes, Series G, due February 28, 2013) and funding of future acquisitions or investments.

*     A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC
Senior Co-Managers:	Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

CUSIP / ISIN:	40414LAH2 /US40414LAH24

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322, Morgan Stanley & Co. LLC at (866) 718-1649 or UBS Securities LLC toll free at 877-827-6444, extension 561 3884.